September 11, 2007

James M. Sweeney
Chief Executive Officer and Chairman
CardioNet, Inc.
1010 Second Avenue
San Diego, California 92101

>   **Re: CardioNet, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 21, 2007**
>   **File No. 333-145547**

Dear Mr. Sweeney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

Industry Overview, page 2

2.   Please provide us with supplemental support for the data referenced in your prospectus, marking the relevant sections to support the disclosure. For example, you cite to Frost & Sullivan on page 3 and the Framingham Study on page 57.

Also, please tell us whether this data was obtained through studies financed by you or prepared for you or at your direction or for the registration statement and whether the studies are publicly available.

The Offering, page 7

3.   We note your disclosure that you and selling shareholders have granted the underwriters an over-allotment option. Please expand to quantify here and on the cover page of the prospectus the portion of shares to be provided by you and the portion to be provided by the selling shareholders pursuant to this option.

Risk Factors, page 11

Our business is dependent upon having sufficient monitors . . ., page 15

4.   We note your disclosure here that your facilities in San Diego are FDA registered and approved as the ultimate manufacturer of your products. We also note your disclosure on page 17 that your manufacturing facilities must be evaluated and qualified. Please reconcile these disclosures.

Use of Proceeds, page 29

5.   Please clarify whether the intended uses of proceeds referenced in the first and second bullet points will satisfy these obligations in full. As a related matter, we note your disclosure on page 20 that Silicon Valley Bank must approve any replacement of Mr. Sweeney following his resignation or termination. We also note your disclosure on pages 27 and 30 that the terms of your loan and security agreement with Silicon Valley Bank generally prohibit you from paying cash dividends. Please explain whether these provisions expire after you repay the term loan.

Capitalization, page 31

6.   Please revise to remove the caption "cash and cash equivalents" from the capitalization table.

7.   Please revise the table to separately show a column for the pro forma effect of the conversion of the preferred shares, exercise of warrants and the repayment of the term loan.

8.   We note the discussion that the information in the prospectus assumes the automatic cashless exercise of warrants upon the completion of the offering. Please provide your basis for assuming the exercise of these warrants. Tell us

whether there is a firm commitment or other agreement for the exercise of these warrants.

Dilution, page 33

9.   With a view toward clarified disclosure in the prospectus, please disclose in tabular form how the numbers, amounts and percentages in both current tables would change, assuming the sale of all shares being offered by your selling shareholders. Also disclose in tabular form how the numbers, amounts and percentages in the table currently on page 34 would change, assuming all outstanding options and warrants referenced in the first and third bullet points are exercised.

Unaudited Pro Forma Consolidated Statements of Operations, page 35

10.   Please revise to show the historical and pro forma earnings per share and the number of shares used to compute such per share data on the face of the pro forma consolidated statement of operations for the year ended December 31, 2006 and for the six months ended June 30, 2007.

11.   Please tell us whether you acquired patents, patent applications, software or developed or in-process technology. If so, please tell us how you determined that you should not allocate purchase price to these items.

Selected Consolidated Financial Data, page 40

12.   Please revise the balance sheet item "Total stockholders' equity (deficit)" to include only those amounts under the caption "stockholders deficit" as presented on your balance sheet. Separately present amounts related to redeemable convertible preferred stock that is presented in the mezzanine in your balance sheet.

Management's Discussion and Analysis . . ., page 42

13.   Please tell us whether your arrangement with Qualcomm includes a fixed or minimum financial commitment. If so, tell us why you should not make disclosure about that commitment in MD&A and in the notes to financial statements.

Critical Accounting Policies and Significant Judgments and Estimates, page 43

14.   We note that on pages 45 and F-12 you refer to using the valuation of an independent third party when determining fair value of your common stock and valuing assets acquired in the business combination. While management may elect to take full responsibility for valuing the equity instruments and assets, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K

Stock-Based Compensation, page 44

15.   Since the valuation of your common stock as of December 31, 2006 was retrospective, we believe the following disclosures would be helpful to an investor since changes in methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in MD&A:

- The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

- A discussion of the significant factors, assumptions and methodologies used in determining fair value for stock options granted during the twelve months prior to the date of the most recent balance sheet.

- A discussion of each significant factor contributing to the difference between the estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for options granted during the twelve months prior to the date of the most recent balance sheet.

- A description of the valuation method used along with significant assumptions and the reasons why you choose that method. Also, indicate how the methodology and assumptions changed as you moved closer to the offering.

Valuation of Goodwill and Intangible Assets, page 45

16.   Please more specifically disclose how you determined the fair values of the acquired intangible assets. In that regard, please identify models and, to the extent important to an understanding of the valuations, significant assumptions.

17.   In light of the significance of goodwill and intangible assets recorded in the recent acquisition please expand to more specifically address how you will perform impairment testing. Please also address the nature and extent of subjective

estimates and uncertainties inherent to that testing, including discussion of the susceptibility of management estimates to change.

Statement of Operations Overview, page 46

18.   Please disclose the income statement classification of the charges described under "non-recurring expenses."

Results of Operations, page 48

19.   Please revise to separately quantify the increases in patient revenues attributed to geographic expansion, increased prescriptions and the acquisition.

General and Administrative Expense, page 48

20.   Please also specifically describe why the allowance for doubtful accounts doubled between December 31, 2006 and June 30, 2007. Clarify the extent to which there has been any deterioration in the collectibility of accounts receivable. Also describe any significant changes in methodologies or underlying assumptions on which the estimates are based.

Contractual Obligations and Commitments, page 53

21.   In light of the significant acquisition, please also disclose contractual obligations and commitments assumed from the acquired business.

Business, page 55

Sales and Marketing, page 66

22.   Expand to identify any customer who accounted for 10% or more of total revenues during fiscal years 2005 and 2006 and fiscal quarter ended June 30, 2007.

Randomized Clinical Study, page 69

23.   We note your disclosure here and throughout your prospectus concerning the recently completed randomized clinical study. We also note that according to your Web site, the results of this study were published in the Journal of Cardiovascular Electrophysiology, the chief editor of which is Dr. Prystowsky,

who is a member of your board of directors and medical advisory board. Also according to your Web site, Dr. Prystowsky recused himself from the Journal's review of the study and a guest editor was chosen who chose the reviewers and oversaw the entire review process, which was blinded to Dr. Prystowsky. Please expand your disclosure here to include this information. Please also provide us with a copy of this study, clearly marked to support the disclosed results.

Other Published Reports, page 71

24.   Given your disclosure here summarizing the results of four studies, please file the consents required by Rule 436. Also, please furnish a marked copy of these studies for our review.

Competition, page 72

25.   Tell us the basis for your statement that you have "the leading market share" in the mobile cardiac arrhythmia monitoring industry. Also expand your disclosure to include your specific market share and the market shares of the competitors referenced in your disclosure.

Manufacturing, page 76

26.   We note your disclosure here and on page 15 that Jabil Circuit will close its San Diego facility during the third quarter of 2007, and will move its facility to Tempe, Arizona. Please clarify whether the Arizona facility is a new or existing facility and, if a new facility, when it will be fully operational.

27.   As a related matter, we note that you intend to commercialize your C3 system during the third quarter of 2007. We also note your disclosure on page 15 that you have experienced and may experience delays in supplying monitors, primarily when converting to a new generation of monitor. Given that Jabil Circuit is the primary manufacturer of your system and intends to transfer its operations to Arizona during this quarter, please expand your disclosure to describe the availability of alternative suppliers or manufacturers for your system.

Facilities, page 77

28.   Please quantify the portion of your San Diego headquarters that is used for office space and the portion that is used for manufacturing.

Management, page 79

29.   We note that Exhibit 10.10 to this registration statement appears to describe an agreement between CardioNet and your prior investors regarding the nomination

and election of directors. Please expand your disclosure here to briefly describe such arrangement, naming the counterparties, and identify each of your current directors who was nominated and elected pursuant to this arrangement. See Item 401(a) of Regulation S-K. Please also file a copy of the Second Amended and Restated Voting Rights Agreement dated March 18, 2004 as an exhibit to this registration statement.

30.   We note your disclosure here that Mr. Wood was one of your seven directors as of June 30, 2007. Given that you have not identified Mr. Wood in any of your three classes of directors on page 82, please disclose when his term of office expires or when it expired, as appropriate.

Board Composition, page 82

31.   Please disclose whether a majority of your board of directors is independent. See Item 407(a)(1)(iii) of Regulation S-K.

Executive Compensation, page 85

Compensation Discussion and Analysis, page 85

32.   We note your disclosure that your compensation programs "should reward consistent performance that meets or exceeds expectations." Please clarify what is meant by "expectations." For example, are you referring to individual or corporate performance goals? Please note that such performance-related factors are generally required to be disclosed pursuant to Item 402(b)(2) of Regulation S-K.

33.   We note your disclosure that you take into account available data regarding the aggregate amount and elements of compensation paid by companies of "similar size and stage of development." Please expand to identify these other companies and define what you mean by "similar size and stage of development." Also identify the "numerous portfolio companies" with whom members of your board are affiliated. Explain whether the compensation packages of these companies contain similar types and structures of compensation that you have provided to your executive officers. Also specify how each component of your compensation program and the aggregate amount of compensation paid relates to the data you have analyzed from these companies. See Item 402(b)(2)(xiv).

34.   Please clarify the extent to which the data you have analyzed from other companies impacts the amount of compensation paid and the elements that are included in your compensation program. We note your disclosure that such data is "taken into account," which does not appear to sufficiently describe why you choose to pay each element or amount of compensation. Also clarify the degree

to which an individual's and/or your company's performance factors into compensation decisions.

Role of Chief Executive Officer in Compensation Decisions, page 85

35.   We note your disclosure that Mr. Sweeney makes recommendations annually to the compensation committee with respect to annual salary adjustments, bonuses and stock option grants. Expand to state whether the compensation committee and ultimately the board of directors approved the recommendations made by Mr. Sweeney. If the amounts established by your board of directors were different from those recommended by your compensation committee, explain how they differed. Also disclose whether the recommendations of Mr. Sweeney were adopted without change by your compensation committee, or explain how they differed.

Elements of Executive Compensation, page 86

36.   We note that you do not generally pay cash bonuses, except with respect to your CEO. Expand to explain why your CEO is eligible to receive such bonuses while your other executives are not. Also explain the circumstances under which you have awarded or may award your CEO a cash bonus and the factors considered by your board in determining that such a bonus was warranted.

Base Salary, page 86

37.   We note your disclosure that base salary is based primarily on market factors and that you believe the base salaries of your executives are commensurate with the general salary levels for "similar positions" in companies of "similar size and stage of development." Expand to specify for each named executive officer how their base salary relates to the data you have analyzed from other companies, identifying the other companies and the "similar positions" you have used for comparative purposes. See Item 402(b)(2)(xiv).

38.   As a related matter, please expand your disclosure to discuss in more detail how you determined the compensation levels for each of your named executive officers. Your revised disclosure should also compare and discuss the differences in compensation among all of your executive officers and should address all components of your compensation program.

Long-term Incentive Program, page 86

39.   We note your disclosure here and on pages 88 and 90 that Mssrs. Sweeney, Wood and Forese were awarded stock options or stock awards for fiscal year 2006. Please disclose with specificity the basis for each of these awards, including any

individual and corporate achievements upon which such awards were based. See Item 402(b)(2)(v)-(vii). Also, given your disclosure here that you have considered the overall number of shares held by Mr. Sweeney when determining the level of his equity award, please explain how the amount of shares he holds relates to his stock award for 2006.

40. We note the disclosure on page 87 that the committee did not authorize the grant of restricted stock or restricted stock awards for the year ended December 31, 2006. Reconcile this with the "stock awards" grants reflected in the summary compensation table by discussing those awards in the appropriate narrative section.

Summary Compensation Table, page 88

41. We note your disclosure on page 79 that Mr. Marsh has been your CFO since March 2007. We also note that no other individuals are identified as having served in this capacity prior to Mr. Marsh. Compensation information must be disclosed for all individuals who served as your CFO or acted in a similar capacity at any time during your 2006 fiscal year. Given that you have not provided such disclosure for any individual who served or acted as your CFO for fiscal year 2006, please confirm that your company operated without a CFO during that time period and expand your disclosure accordingly.

42. We note that Mr. Wood was granted 400,000 stock options in 2006. Revise the table or provide footnote disclosure to describe this grant.

43. Please expand your disclosure to include the material terms of Mr. Sweeney's employment contract, filed as Exhibit 10.6 to this registration statement. See Item 402(e)(1)(i).

44. Also, in an appropriate location, expand to discuss the special bonus paid to Mr. Sweeney in 2007, as disclosed on page 104.

Potential Payment Under Employment Arrangements, page 89

45. Please file a copy of the September 2006 loan agreement between you and Mr. Wood as an exhibit to this registration statement. Also expand your disclosure to include the information required by Item 404(a)(5) of Regulation S-K.

Non-Employee Director Compensation, page 99

46. Please describe in a footnote the amount paid as "All Other Compensation" to Dr. Rubin.

Related Party Transactions, page 102

47.   Identify the officers and directors and disclose the nature of their relationships with the various entities discussed here.

48.   For each transaction described in this section, expand the disclosure to include the material terms of the transactions and of securities issuances, rather than cross referencing investors to other locations in the filings.

Preferred Stock Financings, page 102

49.   According to the signature page and Exhibit A of Exhibit 10.10, Inglewood LLC, one of your 5% stockholders, participated in the preferred stock financings referenced in your disclosure. We also note that Mr. Daniel Wood, who is one of your directors, is affiliated with Inglewood. Please expand your disclosure here to include the information required by Item 404(a) with respect to Inglewood LLC and its participation in your preferred stock financings. Please also file a copy of the stock purchase agreement for your March 2007 mandatorily convertible preferred stock financing as an exhibit to this registration statement. See Item 601(b)(10).

Bridge Financings, page 103

50.   Please expand your disclosure concerning your bridge financings to include the specific dollar amount of each related person's interest. Also disclose the amount of warrants issued to each related person referenced in your disclosure and the dollar value of each related person's interest. Please also file copies of the warrants and the agreements related to the bridge financings as exhibits to this registration statement.

Loan Program, page 104

51.   Provide more detailed information regarding the loan program, specifically with regard to your named executive officers and directors.

52.   We note your disclosure on page F-23, which states that in February 2007, "certain officers" exercised outstanding options to purchase shares of your common stock pursuant to your loan program. We also note that the principal balance on the outstanding note was $501,150 as of June 30, 2007. Please tell us the "certain officers" who exercised these options, the dollar value of such options, the amount due on each officer's note and the rate at which interest accrues, or disclose all required information. Please also file copies of these loan agreements as exhibits to this registration statement.

53.   Expand to discuss the development agreement to provide services to an affiliate of a shareholder, as briefly referenced in footnote 10 on page F-24.

Principal and Selling Stockholders, page 105

54.   We note the table is blank, and we may have additional comments on this and related sections of the prospectus when you provide the required disclosure in the next amendment.

Underwriting, page 120

55.   We note that underwriters expect to sell your common stock to accounts over which they exercise discretionary authority. Please confirm to us that you will include in your prospectus the identity of these underwriters prior to circulating any version of this registration statement. Please see Item 508(j) of Regulation S-K.

56.   Please identify which underwriters have performed investment banking and advisory services for you.

CardioNet, Inc. Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

57.   Please amend the second paragraph of the audit report to refer to the standards of the PCAOB. Refer to PCAOB Auditing Standard No. 1. Additionally, please revise to indicate the city and state where issued, as required by Rule 2-02 of Regulation S-X.

Consolidated Balance Sheets, page F-3

58.   Please revise the sub-totals for "Total shareholders' deficit" as of December 31, 2005 and 2006 to include only those items included under the caption "Shareholders' deficit."

Consolidated Statements of Cash Flows, page F-6

59.   Please tell us why depreciation and amortization decreased by $3.2 million in 2006.

60.   Please tell us why you present "mandatorily redeemable convertible preferred stock issued in connection with bridge loan" and "mandatorily redeemable

convertible preferred stock issued as consideration for PDSHeart" as a cash inflows from financing activities. Explain why these items are not non-cash financing/investing activities under SFAS 95.

Note 2. Summary of Significant Accounting Policies, page F-7

Accounts Receivable Concentration of Credit Risk . . ., page F-8

61.   Please revise to disclose the amount or percentage of accounts receivable due from third party payors, physicians and patients.

62.   Tell us why the balance of the allowance for doubtful accounts at the end of 2006 is not the same as the balance as of the beginning of 2007. Please revise the disclosure as necessary.

Goodwill and Acquired Intangible Assets, page F-9

63.   Please tell us what you mean by the reference to "sustained period" in the policy statement about goodwill impairment. Further clarify how that policy is consistent with the provisions of SFAS 142.

Revenue Recognition, page F-9

64.   In explaining your revenue policies, please also explain how you provide equipment to customers/patients, the disposition of that equipment at the end of a monitoring arrangement and how you account for monitoring equipment. Also clarify whether there are fees or charges associated with providing that equipment, including how you account for any such fees or charges.

65.   Please expand to describe the nature of a "case rate" payment.

66.   Please expand to identify the nature of the other "services" provided to an affiliate of a stockholder.

Stock-Based Compensation, page F-11

67.   Please provide the SFAS 123 pro forma disclosures about stock based compensation for 2005 and 2004 or tell us why those disclosures are not required. Refer to paragraphs 84 and 85 to SFAS 123(R). If you previously used the minimum value method and relied on the paragraph 85 exception, please disclose so.

68. Please provide us with a schedule showing in chronological order, the date of grant, optionee, number of options granted, exercise price and the fair value of the underlying shares of common stock for options issued within the year preceding the contemplated offering. Also include common shares issued during the period.

- Please indicate the compensation recorded for each of these issuances and reconcile to the amounts recorded in the financial statements.

- Tell us the objective evidence and analysis which supports your determination of the fair value at each grant date and stock issuance date.

- Clarify how you considered the issuances of the mandatorily redeemable convertible preferred stock in March 2007 and the warrants to purchase Series D-1 preferred stock at an exercise price of $3.50 per share in March and August 2007.

- Discuss the nature of any events which occurred between the dates the options were granted and the date the registration statement was filed that would contribute to fluctuations in fair value.

- Provide us with a chronological bridge of management's fair value per share determinations to the current estimated per share offering price. Indicate when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us a history of pricing discussions.

69. For options granted during the twelve months prior to the date of the most recent balance sheet, please disclose the following in the notes to financial statements:

- For each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value (if any) per option.

- If the valuation specialist was a related party, please disclose that fact.

70. Please tell us the business reason for the significant increase in fair value of common stock from $0.81 in 2006 to $2.52 as of February 16, 2007 (prior to the acquisition of PDSHeart).

71. Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

Note 3. Acquisition – PDSHeart, Inc., page F-13

72. Please revise to include the pro forma information required by paragraphs 54 and 58 of SFAS 141.

73.   Please disclose the factors contributing to a purchase price resulting in significant goodwill as required by SFAS 141 paragraph 51b.

74.   Please expand to provide a description of any information on which you are awaiting in order to finalize the purchase allocation.

Note 8. Shareholder's Equity (Deficit), page F-17

Mandatorily Redeemable Convertible Preferred Stock, page F-17

75.   We see that you issued 1,456 shares of MRCPS to a major shareholder of PDSHeart as consideration in the PDSHeart acquisition. Please tell us how this issuance was considered in the determination of the purchase price for PDSHeart. Tell us and expand to clarify why this consideration is not described or included in the purchase price allocation in Note 3 where the acquisition is described.

Preferred Stock Warrants, page F-19

76.   We reference the warrants to purchase shares of Series D-1 preferred stock that you issued in May and August 2006 in connection with the bridge financing transactions and to Guidant Investment Corporation in connection with the extension of the term of its debt. Please provide footnote disclosure of your accounting for the warrants, including the terms of the warrants, how you valued the warrants and how they are reflected in your financial statements. In a written response, also show us that your accounting for these warrants is appropriate.

77.   Please tell us how you considered whether the warrants related to the convertible preferred stock should be accounted for as liabilities under FSP FAS150-5.

Common Stock Issued for Services, page F-19

78.   Please revise to disclose the amount recognized as expense for common stock issued to non-employees for services. Please also disclose how you determined the value of the shares issued during the six months ended June 30, 2007.

Stock Based Compensation, page F-20

79.   Please complete the next to last paragraph on page F-21 which begins "During the years ended December 31, 2005 and 2004…" That is, disclose the Black-Scholes assumptions referred to in the paragraph.

80.   In the last paragraph of page F-21, please expand to describe the FIN 28 method.

PDSHeart Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-30

81.   We see that you present cash flows from settlement of insurance claims within
        financing activities. We see from the disclosure in Note 2 that the settlement
        relates to a billing dispute with a third party payor and the Department of Justice.
        Please tell us why you believe that the cash flows are appropriately recorded as a
        financing activity under SFAS 95. Please be specific in supporting the
        classification in GAAP.

Note 2. Summary of Significant Accounting Policies

Third Party Settlement, page F-31

82.   Please tell us how you have reflected the $627,446 payment in 2006 to settle the
        DOJ liability within the consolidated statement of cash flows. Please also
        disclose the nature of the $584,098 cash provided by the settlement of insurance
        claim during the year ended December 31, 2004. Please also disclose the
        classification of these amounts within the consolidated statements of operations.

83.   Tell us why it is appropriate to record the 2006 DOJ settlement as a correction of
        an error in the 2004 financial statements. Please fully describe your rationale and
        provide us detailed and specific support in GAAP for the accounting applied.

Note 7. Long-term Debt, page F-36

84.   Please tell us how cash flows from the item "Due to Third Party Payer" are
        classified for statement of cash flows purposes and explain why the classification
        is appropriate under SFAS 95.

Part II

Item 17. Undertakings, page II-6

85.   Please note that due, in part, to the language of Securities Act Rule 430C(d), the
        undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K
        should be included in filings for initial public offerings. Please revise your filing
        to include those undertakings.

Exhibits

86.   We note that you have requested confidential treatment for portions of exhibits to your registration statement.   We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement.

Exhibit 23.1 and 23.2

87.   Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3378 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Frederick T. Muto, Esq.—Cooley Godward Kronish LLP
                 Ethan E. Christensen, Esq.—Cooley Godward Kronish LLP